EXHIBIT 21.1

SUBSIDIARIES OF INHIBIKASE THERAPEUTICS, INC.

Registrant’s consolidated subsidiaries are shown below, together with the state or jurisdiction of organization of each subsidiary and the percentage of voting securities that Registrant owns in each subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percent of Outstanding Voting Securities Owned
IKT Securities Corporation	Massachusetts	100%
CorHepta Pharmaceuticals, Inc.	Delaware	100%